

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2024

John Tucker
President and Chief Executive Officer
scPharmaceuticals Inc.
25 Burlington Mall Road, Suite 203
Burlington, Massachusetts 01803

> **Re: scPharmaceuticals Inc.**
> **Registration Statement on Form S-3**
> **Filed March 13, 2024**
> **File No. 333-277886**

Dear John Tucker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wes Holmes, Esq.